Deutsche Bank

Deutsche Bank Stefan Krause

Chief Financial Officer

Analyst Call, 2 February 2012

Deutsche Bank Stefan Krause financial transparency. Investor Relations 2 February 2012

Exhibit 99.3

Agenda

1 Group results

2 Segment results

3 Key current topics

Deutsche Bank Stefan Krause financial transparency. 2 Investor Relations 2 February 2012

Overview

		4Q2011	4Q2010
Profitability	Income before income taxes (in EUR bn)	**(0.4)**	0.7
	Net income (in EUR bn)	**0.2**	0.6
	Pre-tax RoE (target definition)(1)	**(3)%**	6%
	Diluted EPS (in EUR)	**0.15**	0.63
	Dividend per share (in EUR)	**0.75**(2)	0.75
		31 Dec 2011	**30 Sep 2011**
Capital(3)	Core Tier 1 capital ratio	**9.5%**	10.1%
	Tier 1 capital ratio	**12.9%**	13.8%
	Core Tier 1 capital (in EUR bn)	**36.3**	34.1
Balance Sheet	Total assets (adjusted, in EUR bn)(4)	**1,267**	1,296
	Leverage ratio (target definition)(5)	**21**	22
	Liquidity reserves (in EUR bn)(6)	**219**	184

(1) Based on average active equity
(2) Proposed
(3) 31 Dec 2011 based on Basel 2.5, 30 Sep 2011 based on Basel 2
(4) Adjusted for netting of derivatives and certain other components (Total assets according to IFRS were EUR 2,164 bn as of 31 Dec 2011 and EUR 2,282 bn as of 30 Sep 2011)
(5) Total assets (adjusted) divided by total equity (adjusted) per target definition
(6) The bank's liquidity reserves include (a) available excess cash held primarily at central banks, (b) unencumbered central bank eligible business inventory, as well as (c) the strategic liquidity reserve of highly liquid government securities and other central bank eligible assets. Excludes any positions held by Postbank

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Net revenues

In EUR bn

Postbank-related charge in 3Q2010

33.2

2.3

10.5

9.0 8.5

7.2 7.4 7.3

6.9

2.3 28.6

5.0

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY FY

2010 2010 2010 2011

Note: Figures may not add up due to rounding differences

Deutsche Bank Stefan Krause financial transparency. 4 Investor Relations 2 February 2012

Non-interest expenses

In EUR bn

Compensation and benefits 4Q2011 in EUR m Significant litigation cases 380 General and Bank levies 154 administrative expenses Cosmo Impairment 135 Other non-interest expenses(1)

7.1 26.0 6.3 6.3 6.7 23.3 5.9 5.7 5.9 5.4 2.8 13.1 3.1 4.3 3.4 2.7 12.7 3.6 3.0 3.0 3.1 3.3 3.7 12.7 2.2 2.3 2.5 2.7 2.9 10.1 0.2 0.0 0.2 0.2 0.1 0.1 (0.1) 0.2 0.5 0.2

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY FY

2010 2011 2010 2011

(2)

Compensation ratio , in %

40 42 60/41 (3) 41 41 39 37 41 44/41(3) 40

Note: Figures may not add up due to rounding differences

(1) Incl. policyholder benefits and claims, impairment of goodwill and intangible assets where applicable (2) Compensation & benefits divided by net revenues (3) Excluding Postbank effect of EUR (2.3) bn in 3Q2010

Deutsche Bank Stefan Krause financial transparency. 5 Investor Relations 2 February 2012

Provision for credit losses

In EUR m

Effect from Postbank releases shown as net interest income at DB Group / PBC level

1,839 Related to IAS 39 reclassified assets 540 402 464 463 91 1,274 406(1) 188

82 47 362 373 111 64

47 278

117 79 23 1,250 262 243 129 949

22 (3) (3) 1,438(3) (3)

103 50 (3) 449 1,227 359 (1) 382 385 (3) 303 352 329 233 256 234 159 193

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Jan-DecJan-Dec 2010 2011 2010 2011 CIB 90 77 179 143 33 127 92 210 488 462 PCAM(2) 173 174 185 254 338 333 370 322 785 1,364

Note: Divisional figures do not add up due to omission of Corporate Investments; figures may not add up due to rounding differences (1) Includes IAS 39 reclassified assets of EUR (6) m (2) Includes consolidation of Postbank since December 2010 (3) Provisions for credit losses after Postbank releases in relation to allowances established before consolidation

Deutsche Bank Stefan Krause financial transparency. 6 Investor Relations 2 February 2012

Profitability

Income before income taxes Net income

In EUR bn In EUR bn

2.8 3.0

2.1

1.5 1.8 1.8

(1)

1.3 1.2 1.1(1) 1.2

0.7 0.9 0.8

0.6

0.2

(0.4)

(1.0) (1.2)

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2010 2011 2010 2011 Pre-tax return on equity(2) , in % Effective tax rate, in %

(1) (1)

30 15 (10)/13 6 24 14 7 (3) 36 23 (16)/13 14 29 31 18 153

FY 2010: 10/15(1) FY 2011: 10 FY 2010: 41/26(1) FY 2011: 20

(1) Excluding Postbank effect of EUR (2.3) bn in 3Q2010 (2) Annualized, based on average active equity

Deutsche Bank Stefan Krause financial transparency. 7 Investor Relations 2 February 2012

Agenda

1 Group results

2 Segment results

3 Key current topics

Deutsche Bank Stefan Krause financial transparency. 8 Investor Relations 2 February 2012

Segment overview

Income before income taxes, in EUR m

4Q2011

4Q2010 4Q2011 significant items

(422) EUR 380 m litigation charges

CB&S 603

284 GTB 116

165 AWM 59

227 PBC 222

EUR 542 m impairment (722) charges on our investments in CI (390) Cosmopolitan and Actavis

117 C&A 98

Deutsche Bank Stefan Krause financial transparency. 9 Investor Relations 2 February 2012

Corporate Banking & Securities

Income before income taxes Key features

In EUR m In EUR m

4Q2011 4Q2010 3Q2011 FY2011 FY2010

In EUR m 3Q2011 4Q2011

(1) Revenues 2,463 3,711 2,602 14,885 17,551 Specific charges (310) (380) Provisions for (145) (89) (51) (304) (375) 2,572 credit losses 2,287 Noninterest exp. (2,737) (3,020) (2,473) (11,650) (12,122) IBIT (422) 603 70 2,905 5,033 CIR, in % 111 81 95 78 69 1,087 RoE, in % (9) 13 2 16 27

969 772 603

— 4Q impacted by litigation charges

70 — Resilient FY2011 performance despite difficult market conditions, especially in Europe, reflecting the value of recalibrated and further integrated platform (422) — In 2011, Deutsche Bank ranked #1 in Global Fixed Income market share (Greenwich Associates), #1 Global

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Prime Broker (Global Custodian), #1 FX Bank (Euromoney) and named Best Bond House by IFR

2010 2011

(1) Charge relating to the impairment of a German VAT claim in 3Q2011 as well as specific charges mainly related to litigation in 4Q2011. Additionally, there were specific charges of EUR 275 m mainly related to litigation in 1Q–3Q2011

Deutsche Bank Stefan Krause financial transparency. 10 Investor Relations 2 February 2012

Sales & Trading debt and other products

Net revenues Key features

In EUR m Overall

— Revenues down q-o-q due to seasonal declines, exacerbated by industry-wide falls in client activity due to ongoing European 3,849 sovereign crisis 3,691 — Solid performance in client solutions

FX / Money Markets / Rates

— Lower FX revenues q-o-q but record fourth quarter and full year client volumes; strong full year revenues 2,1842,280 2,348 — Money Markets, Rates and RMBS revenues down in weaker market environment 1,612 Credit

1,496 — Significantly lower losses q-o-q through active de-risking of 1,043 exposures partly offset by lower industry activity and market volatility

— Solid results in client solutions business

Emerging Markets

— Lower revenues q-o-q as the business de-risked in uncertain market environment

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Commodities

— Lower q-o-q revenues but record revenues in FY2011

2010 2011

Deutsche Bank Stefan Krause financial transparency. 11 Investor Relations 2 February 2012

Sales & Trading equity

Net revenues Key features

In EUR m Overall

— Overall revenues higher q-o-q despite weak client activity, driven by improved derivatives performance

944 872 943

Cash Equities

650 — Solid revenues despite lower client activity 642 — Some market share gains in the US

555 539

Equity Derivatives

384

— Higher revenues q-o-q driven by good performance in client solutions

Prime Brokerage

— Solid revenues reflecting stable balances partially offset by weaker client activity

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2010 2011

Deutsche Bank Stefan Krause financial transparency. 12 Investor Relations 2 February 2012

Origination & Advisory

Net revenues Key features

In EUR m Overall

— Macro environment continued to impact origination activity across the industry – advisory activity remained solid

Origination Advisory

— Ranked #6 globally – very small gap to #5, despite higher exposure to slowdown in Europe 809 — #1 in EMEA, highest market share for nine years; #4 in APAC, 717 714 up from #6 in previous year 181 Advisory

563 563 159 152 — Ranked #6 globally, #2 in EMEA 543 — #4 in cross-border M&A

131 124 137 430 Equity Origination

375 — Maintained #1 ranking in EMEA, #4 in APAC and #3 in IPOs 172 (Bloomberg) 628 559 562 138 — IPO pipeline continues to build 432 419 427 Investment Grade

236 258 — #2 in all international bonds (Thomson Reuters)

— #2 in all bonds in Euros (Thomson Reuters)

High Yield / Leveraged Loans

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q — High Yield issuance rebounded from 3Q 2011 – up 32% q-o-q

— #3 globally, #1 in EMEA, #4 in Americas and #3 in APAC

2010 2011

Note: Rankings refer to Dealogic (fee pool) and refer to Jan-Dec 2011 unless otherwise stated; figures may not add up due to rounding differences; EMEA = Europe, Middle East and Africa

Deutsche Bank Stefan Krause financial transparency. 13 Investor Relations 2 February 2012

Global Transaction Banking

Income before income taxes

In EUR m



Negative goodwill(1)
4Q2010 efficiency measures(2)
485
137
277
227
130
116
274
306
259
284
1Q
2Q
3Q
4Q
2010
1Q
2Q
3Q
4Q
2011

Key features

	4Q2011	4Q2010	3Q2011	FY2011	FY2010
Revenues	929	866	941	3,608	3,379
Provisions for credit losses	(64)	(54)	(41)	(158)	(113)
Noninterest exp.	(581)	(696)	(640)	(2,327)	(2,300)
IBIT	284	116	259	1,123	965
CIR, in %	63	80	68	64	68
RoE, in %	46	18	43	46	40

- Record FY revenues driven by strong results across all businesses
- Solid 4Q11 performance with continued focus on fee income and robust interest revenues
- Noninterest expenses reflect sustained cost management
- Named 'Global Bank of the Year for Cash Management' by TMI magazine(3)
- Awarded 'No. 1 Best Domestic Trade Finance Provider in Western Europe and the U.S.' by Euromoney(4)

(1) Negative goodwill (provisional at that time) from the commercial banking activities acquired from ABN AMRO in the Netherlands and consolidated since 2Q2010
(2) Related to complexity reduction program and CIB integration; severance booked directly in GTB and allocations of severance from infrastructure
(3) Treasury Management International (TMI) magazine, Oct 2011 (4) Trade Finance Survey 2012, Jan 2012

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Asset and Wealth ManagementIncome before income taxes Key featuresIn EUR m In EUR m 4Q2011 4Q2010 3Q2011 FY2011 FY2010227190 Revenues 909 1,010 876 3,762 3,674186Provisions for 165 (11) (13) (11) (55) (39) credit losses Noninterest exp. (733) (937) (680) (2,941) (3,426) IBIT 165 59 186 767 21091 Net new money(1) 5 4 (13) (9) (1) Invested assets(1) 813 825 78065 59—4Q revenues benefited from strength in AM: Improved real estate activity, stabilizing equity markets and a shift-to higher fee products resulted in higher revenues q-o-q, partly offset by reduced client activity in PWM(5)—4Q costs increased q-o-q due to legacy legal expenses 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q and Sal. Oppenheim reorganization costs in PWM, and higher performance-related compensation in AM. 2010 2011 Significant y-o-y cost decline was a result of platform efficiencies and synergies from Sal. Oppenheim integration(1) In EUR bnDeutsche Bank Stefan Krause financial transparency. 15 Investor Relations 2 February 2012

Asset Management

Income before income taxes Key features

In EUR m In EUR m 4Q2011 FY2011

4Q2010 3Q2011 FY2010

Revenues 453 459 397 1,744 1,706 Provisions for (0) (1) 1 0 (1) credit losses 124 131 Noninterest exp. (322) (362) (281) (1,298) (1,439) 117 IBIT 131 96 117 446 268

96 Net new money(1) 8 4 (12) (13) (1)

84 (1)

75 Invested assets 544 550 516

56 32

— 4Q continued to benefit from platform efficiencies, stabilizing markets and a shift to higher-fee products

— Improved Real Estate activity and performance fees in RREEF

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

— Invested assets increase EUR 28 bn q-o-q: Favorable FX, strong market performance, and NNM inflows of 2010 2011 EUR 8 bn mainly in Cash

(1) In EUR bn

Deutsche Bank Stefan Krause financial transparency. 16 Investor Relations 2 February 2012

Private Wealth Management

Income before income taxes Key features

In EUR m In EUR m

4Q2011 4Q2010 3Q2011 FY2011 FY2010

Revenues 456 551 479 2,018 1,968 116 Provisions for 102 (11) (13) (12) (55) (38) credit losses

69 Noninterest exp. (411) (575) (398) (1,644) (1,987) IBIT 34 (37) 69 321 (57)

34 (1)

9 Net new money (3) (0) (1) 4 1

7 Invested assets(1) 269 275 264

— 4Q revenue declines in Germany, Asia/Pacific and EMEA partially offset by continued growth in Americas -37 -37 — 4Q IBIT negatively impacted by lower client activities, legacy legal expenses and Sal. Oppenheim reorganization costs (severance, vacant space charges)

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q — Y-o-y cost reduction of 18% driven by successful Sal.

Oppenheim alignment and PWM cost containment 2010 2011 — Full year EUR 4 bn net inflows driven by Asia/Pacific and Germany

— RWAs down 10% from continued de-risking in Sal. Oppenheim

(1) In EUR bn

Deutsche Bank Stefan Krause financial transparency. 17 Investor Relations 2 February 2012

Private & Business Clients

Income before income taxes


In EUR m
Cost-to-achieve related to Postbank acquisition(1)
Hua Xia one-off gain
Negative impact from Greek government bonds(3)
189
233
245
222
42
788
525
263
(2)
70
458
132
39
310
185
40
227
118
134
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

Key features

In EUR m	4Q2011	4Q2010	3Q2011	FY2011	FY2010
Revenues	**2,556**	1,824	2,426	**10,617**	6,136
Provisions for credit losses	**(311)**	(240)	(359)	**(1,309)**	(746)
Noninterest exp.	**(1,983)**	(1,354)	(1,729)	**(7,336)**	(4,493)
IBIT	**227**	222	310	**1,782**	890
CIR, in %	**78**	74	71	**69**	73
RoE, in %	**8**	15	11	**16**	19

- On a full year basis, PBC performed strongly above target despite adverse market conditions while delivering on Postbank integration
- All PBC business divisions contributed positively to IBIT increase
- Risk cost reduction proving superior risk management model and high portfolio quality
- Integration on track, and ahead of plan

(1) Net of non-controlling interests
(2) Previously reported net of an anticipated offsetting component which did not materialize
(3) Includes EUR 155 m impairment losses, partly offset by EUR 22 m non-controlling interests on segment level for 2Q2011 and EUR 228 m, partly offset by EUR 43 m in 3Q2011 and EUR 144 m, partly offset by EUR 26 m in 4Q2011. The average book value, equaling the fair value, of PBCs Greek government bonds holding amounts to 29% of the notional value as of 31 Dec 2011

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Corporate Investments

Income before income taxes 4Q2011 key features

In EUR m In EUR m

65 4Q2011 4Q2010 3Q2011 FY2011 FY2010 Revenues (193) (40) 213 394 (1,796) Provisions for

(8) (8) (0) (14) 0 -85 -85 credit losses

-165 -139

Noninterest exp. (520) (343) (299) (1,492) (967) IBIT (722) (390) (85) (1,111) (2,760)

-390

— Actavis: A change in the exit assumptions led to an updated valuation and, thus, triggered an impairment of EUR 407 m -722 — Cosmopolitan: An updated valuation resulted in an impairment of EUR 135 m triggered by slower than expected gaming performance at the Cosmopolitan

(2,350)

— BHF Bank: Back office restructuring and balance sheet

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q derisking resulted in non-operating expenses of EUR 97 m

2010 2011

Deutsche Bank Stefan Krause financial transparency. 19 Investor Relations 2 February 2012

Agenda

1 Group results

2 Segment results

3 Key current issues

Deutsche Bank Stefan Krause financial transparency. 20 Investor Relations 2 February 2012

Capital ratios and risk-weighted assets

Basel 2 Basel 2.5

14.0 13.8

13.4 12.9

12.3

11.2 11.3 11.5 Tier 1 ratio, in %

9.6 10.2 10.1

9.5

8.7 Core Tier 1 ratio,

7.5 7.5 7.6 in %

346 328 320 338 381 292 303 277

RWA, in EUR bn

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

2010 2011

Note: Tier 1 ratio = Tier 1 capital / RWA; Core Tier 1 ratio = (Tier 1 capital - hybrid Tier 1 capital) / RWA

Deutsche Bank Stefan Krause financial transparency. 21 Investor Relations 2 February 2012

Core Tier 1 capital and RWA development Core Tier 1 capital RWAIn EUR bn In EUR bn 0.5 36.3 0.9 0.2 54.3 381.2 0.5 34.1 0.1 4.1 337.6 14.0 (22.6) (6.1) 30 Sep Net CDI CDI Other FX Effect 31 Dec 30 Sep FX effect Credit Market Operational Basel 2.5(3) 31 Dec 2011 income(1) Basel 2.5 (2) 2011 2011 risk risk risk 2011Note: Figures may not add up due to rounding differences; CDI = Capital Deduction Items (1) Net income attributable to Deutsche Bank shareholders(2) Decrease of securitization deductions in the trading book. These positions are now risk-weighted as a result of Basel 2.5 (3) Basel 2.5 additions comprises EUR 51.8 bn Market Risk RWA and EUR 2.5 bn Credit Risk RWADeutsche Bank Stefan Krause financial transparency. 22 Investor Relations 2 February 2012

Basel 2.5: Impact on trading book market risk In EUR bnMarket risk capital requirements Drivers of reduction RWA Trading book securitizations Sales of securitisation trading 98 Incremental risk charge Trading bookinventory; sold at marksS-VaRBasel 2 MR(1) securitizations 70% of correlation reduction through roll-off/hedging 68 Mainly in high yield and emerging Basel 2.5 (2) Incrementa l76 17 risk charge markets exposures and inventory increment (32)% 9 80% sales, 20% hedging 52(2) Low VaR/SVaR due to active de-27 Stressed VaR risking and slow market environment Basel 2(1) 22 (27)% 16 Reduction in securitisation and Basel 2 credit inventory 30 Sep 2011 31 Dec 2011 market risk CT1 Deductions (TB Securitizations)Basel 2.5 4Q de-risking cost immaterial (0.7) (0.9) increment Some uptick in RWA expected in 2012 as Basel 2(1) 2.3 2.0 markets normalize and client activity returns(1) Basel 2 result for 3Q11 and Basel 2 pro-forma result for 4Q11(2) EUR 76 / 52 bn TB RWA include benefit of lower VaR based RWA after introduction of Basel 2.5 due to removal of specific risk surcharge S- VAR – Stressed VAR; IRC – Incremental Risk Charge; TB Securitizations – Correlation and non-correlation portfolioDeutsche Bank Stefan Krause financial transparency. 23 Investor Relations 2 February 2012

Basel 3 simulation(1) In EUR bn xx Core Tier 1 ratio (%) Pro forma RWA Pro forma Core Tier 1 capital and ratios 9.5% 9.7% 8.5% 9.5%105 499 499 5 472 38 2 2 43 381 12 394 36 Dec 11 Normali- Jun 12 Basel 3 1 Jan Dec 2013 Dec 11 Net Jun 12 Net Add-back 1 Jan Net Dec 2013 zation of after 2013 pro pro forma income income securiti- 2013 pro income pro forma market targeted forma after div. after div. sation forma after div. risk mgmt. 1H12(2) 2H12(2) deductions 2013(2) action Capital toolbox provides further flexibility(3) Note: Figures may not add up due to rounding differences(1) Subject to final Basel rules and European / German implementation of the revised framework(2) Based on analyst consensus collected on 12 January 2012 from Bloomberg; split between 1H12 and 2H12 assumed 50/50; dividend accrual of 75 cents per share (3) E.g. further RWA mitigation, asset sales or compensation and dividend adjustmentsDeutsche Bank Stefan Krause financial transparency. 24 Investor Relations 2 February 2012

Exposure to selected countries Net sovereign exposure(1)In EUR m 31 Dec 2010 31 Dec 2011 237 181 (70)% Ireland 12,120 8,011 1,767 (12) (45) 2,283 3,673 1,601 Portugal 1,321 Italy 448 Greece Spain Total Note: Numbers may not add up due to rounding differences(1) Exposures are presented after effects of collateral held, guarantees received and further risk mitigation. Loan exposures held at amortized cost are presented after deduction of allowance for loan losses. Deutsche Bank Stefan Krause financial transparency. 25 Investor Relations 2 February 2012

Deutsche Bank Additional information

Specific items
In EUR m

	4Q2011		
	Business	**P&L line**	**Amount**
Impairment charge on Greek Government Bonds	PBC	Revenues	(144)
Actavis impairment charge	CI	Revenues	(407)
Cosmopolitan impairment charge	CI	Gen. & Admin. Exp.	(135)
CB&S charges mainly related to litigation	CB&S	Gen. & Admin. Exp.	(380)
Bank levies	C&A	Gen. & Admin. Exp.	(154)

	FY2011			
	Business	**P&L line**	**Amount**	
Hua Xia one-off gain	PBC	Revenues	263	
Impairment charge on Greek Government Bonds	PBC	Revenues	(527)[1]	
Actavis impairment charge	CI	Revenues	(407)	
Cosmopolitan impairment charge	CI	Gen. & Admin. Exp.	(135)	
3Q2011 specific charge relating to the impairment of a German VAT claim	CB&S	Gen. & Admin. Exp.	(310)	EUR (965) m
4Q2011 CB&S charges mainly related to litigation	CB&S	Gen. & Admin. Exp.	(380)	EUR (965) m
1Q-3Q2011 CB&S specific charges mainly related to litigation	CB&S	Gen. & Admin. Exp.	(275)	EUR (965) m
Bank levies	C&A	Gen. & Admin. Exp.	(247)	
Memo: FV gains / (losses) on own debt	CB&S / C&A	Revenues	152	

(1) Negative revenue impact of the impairment charge on Greek government bonds in PBC is equivalent to the negative IBIT impact on Group level. Noncontrolling interest only relevant for segment reporting: PBC considers noncontrolling interests of EUR 92 m for FY11 (4Q2011 EUR 26 m) which led to a total negative IBIT impact of EUR (435) m (4Q2011: EUR (118) m)

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27

Cost base before and after efficiency programs
Noninterest expenses, in EUR bn



Compensation and Benefits
G&A expenses
Other noninterest expenses
(1.1)
20.1
0.4
8.4
11.3
(0.4)
1.0
4.9
0.2
25.8
(0.8)
(0.3)
0.4
(0.4)
24.7
0.2
1.1
26.0
0.2
12.7
13.1
FY 2009
2009 specific items (1)
FX impact (2)
Acquisitions, Cosmopolitan (3)
Bank levies
2009 adjusted
Complexity Reduction Program
CIB Integration
Platform investments/ Growth (4)
Other (5)
2011 adjusted
Cost-to-achieve
2011 specific items (6)
FY 2011

(1) UK payroll tax, litigation settlement with Huntsman, repurchase of investment products and DWS Scudder intangibles write-back
(2) Pro-forma impact to adjust FY 2009 cost base to 2011 FX rates
(3) Consolidation impact for Postbank, Sal. Opp./BHF, ABN Amro as well as Cosmopolitan operating cost
(4) Includes mainly IT costs, Professional services, increased compensation and benefits and lower severance
(5) Includes policyholder and benefits mainly Abbey life and other remaining cost positions
(6) Cosmopolitan impairment charge EUR (135) m, 3Q2011 CB&S specific charge relating to the impairment of a German VAT claim EUR (310) m, 4Q2011 CB&S litigation related expenses EUR (380) m and 1Q-3Q2011 CB&S specific charges mainly related to litigation EUR (275) m

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Impaired loans

In EUR bn



IFRS impaired loans(1)
Relating to IAS 39 loans
Effect from Postbank(2)
7.4
2.9
4.5
7.4
2.8
4.6
7.4
2.7
4.7
6.3
0.2
1.2
4.8
6.7
0.8
1.1
4.9
7.6
1.3
0.8
5.5
8.5
1.8
1.1
5.6
9.4
2.0
1.5
5.9
31 Mar
30 Jun
30 Sep
31 Dec
31 Mar
30 Jun
30 Sep
31 Dec
2010
2011

	31 Mar 2010	30 Jun 2010	30 Sep 2010	31 Dec 2010	31 Mar 2011	30 Jun 2011	30 Sep 2011	31 Dec 2011
Cov. Ratio DB(3)	47%	48%	49%	53%	50%	46%	45%	44%
Cov. Ratio (excl. PB)(3)	47%	48%	49%	54%	53%	49%	48%	46%

(1) IFRS impaired loans include loans which are individually impaired under IFRS, i.e. for which a specific loan loss allowance has been established, as well as loans collectively assessed for impairment which have been put on nonaccrual status

(2) The increase is driven by a technical effect: At consolidation, all loans classified as impaired by Postbank were classified as performing by DB as they were recorded by us at fair value. As a result, a further deterioration in credit quality of any loan classified as impaired by Postbank does not increase impaired loans reported by Postbank standalone but triggers impairment classification of the full loan amount in DB Group accounts. In addition, improvements in credit quality of loans classified as impaired by Postbank reduce PB's impaired loan volume but with no reduction being recorded in DB Group accounts

(3) Total on-balance sheet allowances divided by IFRS impaired loans (excluding collateral); total on-balance sheet allowances include allowances for all loans individually impaired or collectively assessed

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Loan book

In EUR bn

… IAS 39 impact on CIB loan book

34 35 32 27 25 23 23 23 411 398 398 416 417

8 11 10 7 CI

11

292 283 147 135 135 150 151 270

CIB

12 11 13

136 154 147 126 126 128 132 135 PCAM ex

Postbank

121 126 125 129 125 123 124 124 Postbank

31 Mar 30 Jun 30 Sep 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec

2010 2011 Germany excl. Financial Institutions and Public Sector:

90 95 94 175(1) 175(1) 176(1) 178(1) 180(1)

Note: Loan amounts are gross of allowances for loan losses; figures may not add up due to rounding differences

(1) Thereof, Postbank accounts for EUR 84 bn (for 31 Dec 2010, 31 Mar 2011, 30 Jun 2011), EUR 85 bn for 30 Sep 2011 and EUR 86 bn for 31 Dec 2011

Deutsche Bank Stefan Krause financial transparency. 30 Investor Relations 2 February 2012

Composition of loan book and provisions by category

In EUR bn, as of 31 December 2011



DB 4Q2011 provision for credit losses(1) ex. PB, in EUR m
Postbank (PB) 4Q2011 provision for credit losses(1)(2), in EUR m
IAS 39 reclassified assets
Postbank
362
178
540
192
71
99
417
23
393
Low loan to value
(70)
(146)
Partially hedged
(30)
(48)
Highly diversified
Short term
Credit umbrella
(58)
Mostly collateralised
Liquid collateral
(29)
Substantial collateral
(3)
(19)
Partially Gov't g'teed
(7)
Substantially collateralised by Gov't securities
Additional hedging mitigants
(5)
Strong underlying asset quality
(6)
(17)
High margin business
(4)
(19)
Substantial collateral / hedging
(4)
(17)
Diversified asset pools
(7)
Partially hedged
Mostly senior secured
(1)
(5)
Predominantly mortgage secured
Diversified by asset type and location
(7)
(16)
(28)
(4)
(1)
(12)
Total loan book, gross
PBC mortgages
Inv grade / German mid-cap
GTB
PWM
PBC small corporates/ others
Corporate Investments(3)
Structured transactions collateralised by Govts, cash and own debt
Asset Finance (DB sponsored conduits)
PBC consumer finance
Collateralised / hedged structured transactions
Financing of pipeline assets
Leveraged Finance(4)
Commercial Real Estate(5)
Other
Lower risk bucket
Moderate risk bucket
Higher risk bucket
75%
89%

Note: Loan amounts are gross of allowances for loan losses; figures may not add up due to rounding diff.

(1) Includes provision for off-balance sheet positions; releases shown as negative number

(2) Postbank LLPs gross (does not reflect releases booked as Other Interest Income)

(3) Includes loans of EUR 3.8 bn in relation to one non-investment grade counterparty relationship

(4) Includes loans from Corporate Finance (EUR 1.2 bn) and LEMG (EUR 3.7 bn)

(5) Includes loans from CMBS securitizations

Deutsche Bank
Investor Relations

Stefan Krause
2 February 2012

financial transparency.

31

Total assets (adjusted)

In EUR bn

1,296

1,267

Positive market values Derivatives post- Derivatives post-from derivatives 85 netting 84 netting Trading securities 238 214

267 241 Trading assets Trading assets

Financial assets at FV through P&L Other trading assets 29 27 Reverse repos / 144 135 securities borrowed Loans des. at FV 26 24 Other des. at FV 11 12

Reverse repos /

412 215 securities 413 Reverse repos / Net loans borrowed 192 securities borrowed

Cash and deposits with banks 141 178 Securities borrowed / reverse repos 71 57 Brokerage & securities rel. receivables 25 18

Other(1) 114 107

30 Sep 2011 31 Dec 2011

Note: Figures may not add up due to rounding differences

(1) Incl. financial assets AfS, equity method investments, property and equipment, goodwill and other intangible assets, income tax assets and other

Deutsche Bank Stefan Krause financial transparency. 32 Investor Relations 2 February 2012

Funding profile

As at 31 Dec 2007 As at 31 Dec 2011

Total: EUR 1,206 bn 30% (EUR 361 bn) of Total: EUR 1,133 bn(2) 59% (EUR 664 bn) of Financing overall funding from Financing overall funding from Vehicles stable funding Vehicles stable funding sources

5% 2%

sources(1)

Capital

Capital Markets and Secured Markets and Equity Funding and Equity 12% Shorts 19% Retail 18% 11% Secured Funding and Discretionary Transaction Shorts Wholesale Banking 39% 12% 7% Retail Other Other 25% Customers Customers 13% 9% Discretionary Transaction Wholesale Banking 13% 15%

EUR 65 bn Liquidity reserves EUR 219 bn

Recalibrating of our funding profile is paying off: We maintain excellent access to broad range of funding sources

(1) Dec 2007 has been rebased to ensure consistency with Dec 2011 presentation (2) Includes Postbank

Deutsche Bank Stefan Krause financial transparency. 33 Investor Relations 2 February 2012

Funding activities update

Funding cost development Observations

In bps — Market conditions remain fragile but European Sovereign CDS activity in primary market in Jan 2012

440 iTraxx Senior Financials

European Sovereign CDS encouraging 400 DB 5yr Senior CDS iTraxx DB issuance Senior Financials spread (4wk mov avg.) — Volatility seen in DB CDS not reflected 360 DB 5yr Senior CDS

DB issuance activity in cash spreads (see graph)

320 DB issuance spread (4wk mov avg.)

280 DB issuance activity — 2011 recap: EUR 31.5 bn total funding, 240 EUR 5.5 bn over plan, reducing 2012 requirements 200 160 — 2011 recap: EUR 22.5 bn raised in 120 capital markets at an average spread 80 of L+65 bps, ca. 75% raised outside of 40 public unsecured markets

0 — Modest 2012 funding plan of

1Q2010 2Q2010 3Q2010 4Q2010 1Q2011 2Q2011 3Q2011 4Q2011 EUR 15-20 bn; heaviest concentration EUR 8 bn EUR 7 bn EUR 4 bn EUR 4 bn EUR 10 bn EUR 3 bn EUR 6 bn EUR 3.5 bn of maturities in 3Q

31 Dec 31 Mar 30 Jun 30 Sep 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec

— January 2012 issuance at EUR 1.3 bn 2010 2011 at L+124 bp

Source: Bloomberg, Deutsche Bank

Deutsche Bank Stefan Krause financial transparency. 34 Investor Relations 2 February 2012

PBC – business division performance

In EUR m, post-minorities

Impact from Cost-to-

Reported Greek achieve (1) Adjusted PPA Hua Xia IBIT government related to IBIT bonds Postbank 1Q2011 231 (38) 269 2Q2011 124 (42) (35) 201 Advisory Banking 3Q2011 132 (11) (35) 178 Germany 4Q2011 85 (9) (73) 167 FY2011 572 (62) (180) 814 1Q2011 298 263 35 2Q2011 105 105 Advisory Banking 3Q2011 113 113 International 4Q2011 51 51 FY2011 567 263 304 1Q2011 258 (32) 47 244 2Q2011 229 (90) (4) 42 281 Consumer Banking 3Q2011 65 (175) (5) 141 104 Germany 4Q2011 90 (108) (62) 106 155 FY2011 643 (373) (102) 335 783 1Q2011 788 (70) 47 263 547 2Q2011 458 (132) (39) 42 587 PBC 3Q2011 310 (185) (40) 141 394 4Q2011 227 (118) (134) 106 373 FY2011 1,782 (435) (283) 335 263 1,901

(1) Net regular FVA amortization

Deutsche Bank Stefan Krause financial transparency. 35 Investor Relations 2 February 2012

Postbank PPA: Amortization outlook

FVA amortization pattern[1]

Illustrative & simplified

IBIT, in EUR m

1 Positive impact from amortization of negative FVAs



2 Negative impact from amortization of positive FVAs



3 Net IBIT impact from amortization of FVAs[2]


~200
~150
~50
~(50)
2011
2012
2013
2014
[...]
2018[3]

(1) Net regular FVA amortization
(2) Based on current assumption, deviating pattern possible due to future one-off effects, post-minorities
(3) Highest negative contribution of FVA amortization

Comments

1 Positive P&L mainly results from amortization of negative FVAs on investment securities and CRE portfolio
→ potentially volatile amortization pattern

2 Negative P&L mainly based on customer bank assets with long maturities
→ mainly stable amortization pattern

3 Net contribution turning negative due to differing timing of above mentioned amortization

→ Future one-off effects on Postbank level strongly affecting amortization pattern

→ Major part of PPA expected to be realized within ~7 years

Deutsche Bank
Investor Relations

Stefan Krause
2 February 2012

financial transparency.

36

IAS 39 reclassification

Carrying Value vs. Fair Value 4Q2011 developments

In EUR bn — The gap between carrying value and fair value has grown by EUR 0.3 bn in 4Q2011, however Sales & Trading - Debt Origination & Advisory an overall decrease of EUR 0.3 bn since 31 Loan Products Dec 2010

31 Dec 31 Dec 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec

2008 2009 2010 2011 2011 2011 2011 — Decrease of fair value by EUR 0.5 bn largely driven by redemption of assets and price decreases, partially offset by FX movements

(1.8) (2.2)

(2.3) (2.5) — Assets sold during 4Q2011 had a book value

(2.8) (0.1)

(3.3) of EUR 39 m; net gain on disposal was

(4.0) (0.1) (0.2)

(1.9) (0.2) EUR 1 m

(0.2) (2.3)

(2.5)

(0.5) (2.7) — Redemptions have typically been at carrying

(3.0) value

(1.0) (3.7)

(0.1)

(5.1) Carrying

34.4 33.6 26.7 24.5 22.6 23.0 22.9 Value Fair

29.3 29.8 23.7 22.1 20.6 20.7 20.2 Value

Note: At the reclassification dates, assets had a carrying value of EUR 37.9 bn; incremental RWAs were EUR 4.4 bn; there have been no reclasses since 1Q2009; above figures may not add up due to rounding differences

Deutsche Bank Stefan Krause financial transparency. 37 Investor Relations 2 February 2012

Balance sheet leverage ratio (target definition)

In EUR bn

2010 2011

31 Mar 30 Jun 30 Sep 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec

Total assets (IFRS) 1,670 1,926 1,958 1,906 1,842 1,850 2,282 2,164

Adjustment for additional derivatives netting (559) (735) (760) (601) (508) (503) (821) (782) Adjustment for additional pending settlements (126) (139) (144) (86) (122) (125) (155) (105) netting Adjustment for additional reverse repos netting (7) (9) (10) (8) (10) (13) (11) (10)

Total assets (adjusted) 978 1,043 1,044 1,211 1,202 1,209 1,296 1,267

Total equity (IFRS) 40.2 42.6 39.5 50.4 51.6 51.7 53.1 54.7

Adjustment for pro-forma fair value gains (losses)

(1) 1.7 3.4 2.0 2.0 1.7 1.6 4.5 4.5 on the Group’s own debt (post-tax)

Total equity (adjusted) 41.9 46.0 41.5 52.4 53.2 53.3 57.6 59.2

Leverage ratio based on total equity

According to IFRS 42 45 50 38 36 36 43 40

According to target definition 23 23 25 23 23 23 22 21

Note: Figures may not add up due to rounding differences

(1) Estimate assuming that substantially all own debt was designated at fair value

Deutsche Bank Stefan Krause financial transparency. 38 Investor Relations 2 February 2012

Group headcount

Full-time equivalents, at period end

31 Dec 2011

31 Dec 2010 31 Dec 2011 vs.

31 Dec 2010 CIB 15,613 15,184 (429)

PCAM 50,830 49,088 (1,743)

Corporate Investments 1,553 1,389 (164) Infrastructure / 34,066 35,335 1,269 Regional Management

Total 102,062 100,996 (1,067)

(1) Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated) Deutsche Bank Stefan Krause financial transparency. 39 Investor Relations 2 February 2012

Number of shares

In million

Average used for EPS calculation End of period numbers FY 3Q 4Q 31 Dec 30 Sep 31 Dec 2011 2011 2011 2010 2011 2011

Common shares issued(1) 929 929 929 929 929 929

Total shares in treasury (17) (23) (28) (10) (30) (25)

Common shares outstanding 913 907 902 919 899 905

Vested share awards(2) 15 15 15

Basic shares

928 921 916 (denominator for basic EPS)

Dilution effect 29 30 32 Diluted shares 957 951 949 (denominator for diluted EPS)

Note: Figures may not add up due to rounding differences

(1) The number of common shares issued has been adjusted for all periods before the capital increase in order to reflect the effect of the bonus element of subscription rights issued in September 2010 (2) Still restricted

Deutsche Bank Stefan Krause financial transparency. 40 Investor Relations 2 February 2012

Invested assets(1) reportIn EUR bnNet new money31 Dec 2010 31 Mar 2011 30 Jun 2011 30 Sep 2011 31 Dec 20114Q2011 FY2011 Asset and Wealth Management 825 799 797 780 813 5 (9) Asset Management 550 529 523 516 544 8 (13)Institutional 175 164 163 162 174 8 (4) Retail 178 175 173 157 164 (2) (4) Alternatives 46 46 45 46 49 (0) (0) Insurance 151 143 142 150 157 2 (5)Private Wealth Management 275 271 274 264 269 (3) 4 Private & Business Clients 306 313 313 303 304 (2) 8Securities 129 129 129 117 121 1 1 Deposits excl. sight deposits 164 171 171 173 170 (3) 6 Insurance(2) 12 13 13 13 13 0 1PCAM 1,131 1,112 1,109 1,083 1,116 3 (2)Note: Excludes BHF which was transferred to Corporate Investments as of 1 Jan 2011; prior periods have been adjusted; figures may not add up due to rounding differences (1) Assets held by Deutsche Bank on behalf of customers for investment purposes and / or managed by Deutsche Bank on a discretionary or advisory basis or deposited with Deutsche Bank (2) Life insurance surrender valueDeutsche Bank Stefan Krause financial transparency. 41 Investor Relations 2 February 2012

Regional invested assets(1) – AM and PWM

In EUR bn

31 Dec 2011

31 Dec 2010 31 Mar 2011 30 Jun 2011 30 Sep 2011 31 Dec 2011 vs.

31 Dec 2010 Asset Management 550 529 523 516 544 (1)%

Germany(2) 244 242 246 234 240 (2)% UK 25 23 22 22 26 4% Rest of Europe 34 30 30 29 30 (11)% Americas 223 209 202 208 226 1% Asia Pacific 25 25 23 22 23 (8)%

Private Wealth Management 275 271 274 264 269 (2)%

Germany 129 129 130 123 123 (5)% EMEA 53 51 51 49 50 (5)% USA/Latin America 64 62 61 60 63 (2)% Asia Pacific 30 29 31 31 33 12%

Asset and Wealth Management 825 799 797 780 813 (2)%

Note: Excludes BHF which was transferred to Corporate Investments as of 1 Jan 2011; prior periods have been adjusted; figures may not add up due to rounding differences (1) Assets held by Deutsche Bank on behalf of customers for investment purposes and / or managed by Deutsche Bank on a discretionary or advisory basis or deposited with Deutsche Bank (2) Incl. Luxembourg

Deutsche Bank Stefan Krause financial transparency. 42 Investor Relations 2 February 2012

Regional net new money – AM and PWM

In EUR bn

1Q2010 2Q2010 3Q2010 4Q2010 FY2010 1Q2011 2Q2011 3Q2011 4Q2011 FY2011

Asset Management 4 (12) 2 4 (1) (5) (5) (12) 8 (13)

Germany(1) 4 0 (1) 3 6 2 1 (3) 0 (0) UK (0) 1 1 3 4 (4) (0) (2) 4 (2) Rest of Europe 1 (1) (0) (1) (1) (2) (1) 0 (0) (4) Americas 0 (11) 3 (1) (9) (2) (5) (6) 5 (8) Asia Pacific (1) (0) (1) 2 (0) 1 (0) (0) (1) 0

Private Wealth Management 5 (2) (2) (0) 1 3 5 (1) (3) 4

Germany 2 1 1 1 5 1 2 (0) (3) (0) EMEA (0) 0 (2) (3) (4) 1 0 (1) (0) (0) USA/Latin America 1 (1) (1) 1 (1) 0 (0) (1) (0) (1) Asia Pacific 2 (2) (0) 1 1 1 3 1 0 5

Asset and Wealth Management 9 (14) 0 4 (1) (2) (0) (13) 5 (9)

Note: Excludes BHF which was transferred to Corporate Investments as of 1 Jan 2011; prior periods have been adjusted; figures may not add up due to rounding differences (1) Incl. Luxembourg

Deutsche Bank Stefan Krause financial transparency. 43 Investor Relations 2 February 2012

VaR of CIB trading units

99%, 1 day, in EUR m

VaR of CIB trading units

Constant VaR of CIB trading units(1)

EUR 2.5 bn Sales & Trading revenues EUR 1.6 bn

120 100 80 60 40

20

4Q2010 1Q2011 2Q2011 3Q2011 4Q2011 78 80 75 76 56 45 46 44 43 29

(1) Constant VaR is an approximation of how the VaR would have developed in case the impact of any market data changes since 4th Oct 2007 on the current portfolio of trading risks was ignored and if VaR would not have been affected by any methodology changes since then

Deutsche Bank Stefan Krause financial transparency. 44 Investor Relations 2 February 2012

Cautionary statements

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form

20-F of 15 March 2011 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2011 Financial Data Supplement, which is accompanying this presentation and available at www.deutsche-bank.com/ir.

Deutsche Bank Stefan Krause financial transparency. 45 Investor Relations 2 February 2012